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                                                                  Exhibit 99.2



                               [Zapata Letterhead]

March 5, 1997



Mr. F. Edward Gustafson
Chairman of the Board
Envirodyne Industries, Inc.
Suite 190
701 Hanger Road
Oak Brook, Illinois 60521

Dear Ed:

                  This is an additional follow up to your letter to Malcolm Glazer and me dated February 17, 1997.

                  As stated in my letter dated February 27, 1997, your letter of February 17 contains an inaccurate premise - that we made a "demand" for additional representation on the board. As a result, we assume that you will not follow through with your threat to deprive a 40% stockholder of representation on the board. Let us know if this assumption is not correct. Furthermore, we are puzzled by your attribution of various views and positions to "the Board" since there has not been any duly called board meeting at which the matters to which you refer have been discussed.

                  We also ask that you pass on to the nominating committee our recommendation that they ask Craig Davis of Bennett Restructuring Fund, L.P., a significant Envirodyne stockholder, whether he would be willing to be included on the slate of the board's nominees.

Very truly yours,

/s/ AVRAM A. GLAZER

Avram A. Glazer